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Exhibit 12

Sea Containers Ltd. and Subsidiaries

Computation of Ratios of Earnings/(Losses) to Fixed Charges

	Year ended December 31,
	2000	2001	2002	2003	2004
	$000	$000	$000	$000	$000
Earnings/(losses) before minority interests and income taxes	59,146	22,656	59,834	120,682	(6,902)
Equity in undistributed earnings of unconsolidated companies	(22,653)	(26,565)	(18,698)	(33,599)	(45,758)
Add back dividends received	585	103	86	358	1,698

Total earnings / (losses) before income taxes	37,078	(3,806)	41,222	87,441	(50,962)

Fixed charges: Interest	141,959	128,923	130,831	100,067	89,669
Amortization of finance costs	5,659	5,787	5,020	4,530	6,927

Total interest	147,618	134,710	135,851	104,597	96,596
Interest factor of rent expense	87,933	83,061	56,569	71,888	107,707

Total fixed charges	235,551	217,771	192,420	176,485	204,303
Capitalized interest	(1,365)	(1,815)	(1,168)	—	—

Fixed charges (excluding capitalized interest)	234,186	215,956	191,252	176,485	204,303

Earnings before fixed charges (excluding capitalized interest) and income taxes	271,264	212,150	232,474	263,926	153,341

Ratio of earnings to fixed charges	1.2	1.0	1.2	1.5	-*

*
Deficiency in earnings to cover fixed charges $50,962.

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Sea Containers Ltd. and Subsidiaries Computation of Ratios of Earnings/(Losses) to Fixed Charges